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ANNUAL AUDITED REPORT
FORM X-17A-5 Section
PART III

FEB 27 2017
Washington DC
415

SEC File Number
8-67512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/16 and ending 12/31/16

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MacGregor Global Investments, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
980 North Michigan Avenue, Suite 1350
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: John F.C. Parsons (312) 274-6800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane, Suite 214A
(No and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

gco

OATH OR AFFIRMATION

I, **John F.C. Parsons**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of MacGregor Global Investments, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Chief Executive Officer

Title

Notary Public

OFFICIAL SEAL
TERRAH STEWART
Notary Public - State of Illinois
My Commission Expires Mar 4, 2019

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
MacGregor Global Investment, LLC

We have audited the accompanying statement of financial condition of MacGregor Global Investment, LLC (the Company) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. MacGregor Global Investment, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MacGregor Global Investment, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 6, 2017

Phone 708.489.1680 Fax 847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423

MACGREGOR GLOBAL INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$ 46,776
Consulting fees receivable	239,661
Related party receivable	841,530
TOTAL ASSETS	$ 1,127,967

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accrued expenses	$ 1,200
Member's Capital	$ 1,126,767
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 1,127,967

The accompanying notes are an integral part of this financial statement.

MACGREGOR GLOBAL INVESTMENTS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2016

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – MacGregor Global Investments, LLC (the "Company"), a limited liability company and wholly owned by MacGregor Associates, LLC (Parent), was organized in the state of Illinois on August 4, 2006. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is consulting services.

Consulting Fee Revenue - Consulting fees are recognized when the services are performed.

Concentrations of Credit Risk - The Company is engaged in various activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limits. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at December 31, 2016.

NOTE 2 - RELATED PARTY TRANSACTIONS

The company shares office space, employees and other overhead expenses with its Parent. In accordance with a written agreement, the Company has agreed to reimburse the Parent an amount equal to 30% of the costs that the Parent has incurred for these shared expenses. The expenses incurred to the Parent during the year ended December 31, 2016 pursuant to the agreement are as follows:

Expense	Amount
Compensation and related benefits	$ 137,064
Professional fees	20,145
Occupancy	13,713
Other expenses	27,622
Total	$ 198,544

During the year, funds were advanced to Parent by the Company and at December 31, 2016, $841,530 was receivable from the Parent, as stated on the statement of financial condition. The Company may offset future expenses it incurs to the Parent against this amount.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. Net capital and aggregate indebtedness change from day to day, but at December 31, 2016, the Company had net capital and a net capital requirement of $45,576 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 3%.

NOTE 4 - INCOME TAXES

As a single member limited liability company, the Company is not recognized for federal and state income tax purposes as a taxable entity. Therefore, income taxes are the responsibility of the members of the Parent.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2013.

MACGREGOR GLOBAL INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016